UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 17, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Caesars Acquisition Company

File No. 333-189876 - CF#29915

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Caesars Acquisition Company submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 10, 2013, as amended.

Based on representations by Caesars Acquisition Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through April 21, 2016
Exhibit 10.17	through January 29, 2015
Exhibit 10.23	through March 25, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary